Exhibit 50

                         [GREAT WESTERN LETTERHEAD]

                                                             June 2, 1997

Dear Great Western Stockholder:

         With Great Western's June 13 stockholders' meetings just a short time away, we want to keep you informed about our significant progress in moving towards completion of the Washington Mutual strategic merger. Despite the efforts of H. F. Ahmanson & Company to prevent you from voting on the merger on June 13, WE ARE CONFIDENT THAT THE VOTE WILL PROCEED AS SCHEDULED AND THAT YOU COULD BE IN A POSITION TO RECEIVE YOUR WASHINGTON MUTUAL SHARES WITHIN A MATTER OF WEEKS.

         You now have the opportunity to protect your investment in Great Western and help bring the Washington Mutual merger to a prompt and successful completion. We urge you to sign, date and mail both the GREEN and GOLD proxy cards today.

         HERE ARE SEVERAL IMPORTANT RECENT DEVELOPMENTS ...

         1. EXPERT ANALYSTS ARE APPLAUDING THE BENEFITS OF A GREAT WESTERN/WASHINGTON MUTUAL MERGER. On May 14, David Hochstim of Bear Stearns wrote in First Call:

                  "A combined WAMU [Washington Mutual]-Great Western would be well positioned to compete with BankAmerica and Wells Fargo throughout the west and is likely to produce high returns and strong earnings growth into the next century. . . . The value likely to be
                  created from the combination should be substantial."

         2. Another analyst, Steven R. Schroll of Piper Jaffray, in discussing the Great Western/Washington Mutual merger in First Call on May 14, wrote:

                  "The combined companies will have a combined balance sheet that will be well capitalized with strong credit quality, strong revenue enhancement opportunities in both spread and fee income, and continued cost take-out opportunities."

         3. For more than two weeks now -- based on closing prices on every trading day since May 16 -- THE WASHINGTON MUTUAL MERGER HAS HAD A HIGHER IMPLIED MARKET VALUE THAN AHMANSON'S PROPOSED EXCHANGE OFFER.

         4. Based on the closing prices for the ten trading days ended June 2, the average implied market value of the Washington Mutual merger was $49.48, as compared to an average implied market value of Ahmanson's proposed exchange offer of $48.71.* On this basis, THE WASHINGTON MUTUAL MERGER WOULD PROVIDE MORE THAN $105,000,000 OF ADDITIONAL TOTAL VALUE TO ALL GREAT WESTERN STOCKHOLDERS.

         5. On May 20, the Office of Thrift Supervision declared Washington Mutual's application to acquire Great Western informationally complete. This is an important step towards regulatory approval, which we expect by late June or early July.

         . . . AND HERE IS HOW QUICKLY THE MERGER COULD BE COMPLETED.

         o Stockholder Approval: Great Western stockholders and Washington Mutual stockholders are scheduled to vote on the approval of the Great Western/Washington Mutual merger at separate special meetings on June 13.

         o Regulatory Approval: All necessary regulatory approvals are expected by late June or early July.

         o Closing of the Merger: With stockholder and regulatory approvals in hand, the merger could be completed and YOU COULD RECEIVE YOUR WASHINGTON
                  MUTUAL SHARES BY EARLY JULY.

                  As another analyst, Joseph K. Morford III of Alex. Brown, wrote in First Call on May 14:

                  "WAMU [Washington Mutual] still has the advantage of a friendly merger agreement and the ability to complete the transaction almost immediately following the vote."

------------
* The implied market value of Ahmanson's proposed exchange offer on any day assumes that the average closing price of Ahmanson common stock during Ahmanson's specified averaging period would be equal to the closing price of Ahmanson common stock for that day (after giving effect to Ahmanson's pricing formula).


         Ahmanson has asserted that its proposed exchange offer is on a time track similar to the Washington Mutual merger. We believe THIS SIMPLY IS NOT TRUE. Ahmanson must first obtain the approval of its own stockholders before it can complete its proposed exchange offer. Yet, Ahmanson has never set a record or meeting date or even filed preliminary proxy material with the Securities and Exchange Commission for its own meeting of stockholders. Furthermore, Ahmanson can give you ABSOLUTELY NO ASSURANCE that it will receive the necessary approval from its own stockholders.

                          *       *      *

         Ahmanson still wants to stop you from voting on the Washington Mutual merger on June 13. ASK YOURSELF WHY AHMANSON IS SO AFRAID TO LET YOU VOTE IF IT REALLY THINKS IT HAS THE BETTER PROPOSAL. Don't let Ahmanson stand in the way of your receipt of the benefits of the Washington Mutual merger.

                 PROTECT YOUR INVESTMENT. VOTE TODAY!

         Your vote is important, no matter how many or how few shares you own. Please sign, date and mail BOTH the GREEN AND GOLD proxy cards today.

         We thank you for your continued trust and support throughout these past few months.

                              Sincerely,


         /s/ John F. Maher                         /s/ James F. Montgomery
         John F. Maher                             James F. Montgomery
         President and Chief                       Chairman of the Board
         Executive Officer


Note: Permission for use of all analysts' quotes contained in this letter was sought and granted.


                         IMPORTANT INFORMATION

If your shares are held through a broker or bank, only your broker or bank can vote your shares, and only upon receipt of your specific instructions. Please return BOTH the GREEN and GOLD proxy cards to your broker or bank today. Please note that certain "Street-Name" holders may be receiving only the GREEN proxy card with this letter, and will be receiving the GOLD proxy card under separate cover.

If you have questions or need assistance in voting your shares, please contact the firm assisting us in the solicitation of proxies for both the Special and Annual Meetings:

                               GEORGESON
                            & COMPANY INC.
                           WALL STREET PLAZA
                       NEW YORK, NEW YORK 10005

                        TOLL-FREE: 800-223-2064
                  BANKS & BROKERS CALL: 212-440-9800